CTDC Signs a 20MW PV Module Sales Contract to Capture New Market Share in Europe

Hong Kong — February 28, 2011 - China Technology Development Group Corporation (“CTDC”, the “Company” or “we”; NASDAQ: CTDC), a growing clean energy group based in China to provide solar energy products and solutions under the brand “LSP”, announced that the company’s wholly-owned subsidiary has signed a Sales Contract for the Year 2011 (the “ Contract”) of 20MW solar modules with well-known Italian photovoltaic (“PV”) system integrator ConSae S.r.l. (‘ConSae’).

Pursuant to the Contract, Linsun Renewable Energy Corporation Limited (“LSR”), a wholly-owned subsidiary of CTDC, will supply ConSae with 20MW of LSP crystalline solar modules. Including 15MW of LSP standard crystalline solar modules, and 5MW of CTDC self-developed transparent crystalline solar modules, and to be completed supplying all quantity by the end of 2011. This is another successful milestone of LSP, the solar module brand of CTDC, capturing European market shares, after LSP has been selected to supply to MW-level on grid power plant in Italy at the end of 2010.

 “This 20MW sales contract has speeded up our pace in strongly exploring European market, reaching our supplying frontier of LSP high quality solar modules to the blooming Italian market,” said Mr. Sean Liaw (Liao Lin-Hsiang), Chief Operating Officer of the Company, “and it should greatly expand our brand influence in Europe.” And Mr. Liaw added “CTDC is looking forward to the European PV market, we are dedicating to establish a board sales network in Europe. Our sales center and warehouse in Italy will be officially operating by March, 2011. This shall provide real time and efficient service to our customers in Europe and greatly expand CTDC’s strength in the European region.

About China Technology Development Group Corporation (NASDAQ: CTDC)
Established in 1995, CTDC has been listed on the US NASDAQ Stock Market since 1996. CTDC is a growing clean energy group in China, which provides solar energy products and solutions under the brand “LSP”. CTDC’s major shareholder is China Merchants Group, a state-owned conglomerate in China (http://www.cmhk.com).
For more information, please visit www.chinactdc.com.

About ConSae S.r.l (“ConSae”)
ConSae is a leading system integrator in Italy, involved in several PV system installation in Italy, Turkey and other countries.
For further details of ConSae’s solar business, please visit ww.consae.com

Forward-Looking Statement Disclosure:
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our product volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include the risk factors specified on our annual report on Form 20-F for the year ended December 31, 2009 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Enquiry:
Company Contact
Fion Hu
Tel: +852 3112 8461
Email: ir@chinactdc.com